                                                                    Exhibit 20.1

                       Report of Independent Accountants


March 26, 1999, except for Note 9
which is as of July 20, 1999

To the Board of Directors and Shareholders of Imparto Software Corporation

In our opinion, the accompanying balance sheet and the related statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Imparto Software Corporation at December 31, 1998 and 1997 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                            /s/ PricewaterhouseCoopers LLP

Imparto Software Company
Balance Sheet (in thousands, except share and per share data)
December 31, 1998 and 1997
--------------------------------------------------------------------------------

                                                                                                    December 31,
                                                                                       ---------------------------------------
                                                                                             1998                  1997
                                                                                       -----------------    ------------------
Assets
Current assets:
  Cash and cash equivalents.........................................................             $ 1,660                 $ 115
  Accounts receivable, net of allowance of $33 in 1998..............................                 125                   276
  Prepaid expenses and other current assets.........................................                  49                   167
                                                                                       -----------------    ------------------
    Total current assets............................................................               1,834                   558

Property and equipment, net.........................................................                 163                    91
                                                                                       -----------------    ------------------
                                                                                                 $ 1,997                 $ 649
                                                                                       =================    ==================

Liabilities and Shareholders' Equity
Current liabilities:
  Notes payable.....................................................................             $   200                 $   5
  Accounts payable..................................................................                 145                    57
  Accrued liabilities...............................................................                 166                   102
  Deferred revenue..................................................................                  19                     -
                                                                                       -----------------    ------------------
    Total current liabilities.......................................................                 530                   164
                                                                                       -----------------    ------------------

Commitments and subsequent events (Note 5, 9 and 10)

Shareholders' equity:
  Convertible Preferred Stock:
    Series A:
      200,000 shares authorized; 200,000 issued and outstanding
      at December, 31 1998 and 1997.................................................                  95                    95
    Series B:
      250,000 shares authorized; 230,000 and 170,000 issued and
      outstanding at December 31, 1998 and 1997.....................................                 222                   162
    Series C:
      3,000,000 shares authorized; 3,000,000 issued and outstanding at December, 31 1998 and no shares issued and outstanding
      at December 31, 1997..........................................................               2,957                     -
    Common Stock: no par value; 9,000,000 shares authorized; 2,020,087 and
      2,000,000 issued and outstanding at December 31, 1998 and 1997................                  83                    75
    Retained earnings (accumulated deficit).........................................              (1,890)                  153
                                                                                       -----------------    ------------------
        Total shareholders' equity..................................................               1,467                   485
                                                                                       -----------------    ------------------
                                                                                                 $ 1,997                 $ 649
                                                                                       =================    ==================


  The accompanying notes are an integral part of these financial statements.

Imparto Software Corporation
Statement of Operations (in thousands)
Years Ended December 31, 1998 and 1997
--------------------------------------------------------------------------------

                                                                                                 Years Ended December 31,
                                                                                                 ------------------------
                                                                                                    1998          1997
                                                                                                 ----------    ----------
Revenues:
  Technical consulting and design.........................................................        $     711     $   1,294
  License fees............................................................................              139             -
  Service and other.......................................................................              102             -
                                                                                                 ----------    ----------
    Total revenues........................................................................              952         1,294

Cost of revenues:
  Technical consulting and design.........................................................              300           623
  Service and other.......................................................................              364             -
                                                                                                 ----------    ----------
    Total cost of revenues................................................................              664           623
                                                                                                 ----------    ----------
Gross profit..............................................................................              288           671
                                                                                                 ----------    ----------

Operating expenses:
  Research and development................................................................              851           228
  Sales and marketing.....................................................................              957           149
  General and administrative..............................................................              617           209
                                                                                                 ----------    ----------
    Total operating expenses..............................................................            2,425           586
                                                                                                 ----------    ----------

Income (loss) from operations.............................................................           (2,137)           85

Interest expense, net.....................................................................                8             -
                                                                                                 ----------    ----------

Income (loss) before income taxes.........................................................           (2,145)           85

Benefit from (provision for) income taxes.................................................              102           (34)
                                                                                                 ----------    ----------

Net income (loss).........................................................................        $  (2,043)    $      51
                                                                                                 ==========    ==========


  The accompanying notes are an integral part of these financial statements.

Imparto Software Corporation
Statement of Shareholders' Equity (in thousands, except per share amounts)
Years Ended December 31, 1998 and 1997
--------------------------------------------------------------------------------

                                                 Convertible Preferred Stock
                                      ------------------------------------------------                    Retained
                                        Series A          Series B         Series C       Common Stock    Earnings         Total
                                      --------------   --------------   --------------   -------------- (Accumulated   Shareholders'
                                      Shares  Amount   Shares  Amount   Shares  Amount   Shares  Amount   Deficit)        Equity
                                      ------  ------   ------  ------   ------  ------   ------  ------ ------------   -------------

Balance at December 31, 1996......        -   $    -       -   $    -       -   $    -    2,000   $75     $   102         $   177

Issuance of Series A Preferred
  Stock at $0.50 per share,
  net of issuance costs...........      200       95       -        -       -        -        -     -           -              95
Issuance of Series B Preferred
  Stock at $1.00 per share,
  net of issuance costs...........        -        -     170      162       -        -        -      -          -             162
Net income........................        -        -       -        -       -        -        -      -         51              51
                                      -----   ------   -----   ------   -----   ------   ------  -----  ---------         -------
Balance at December 31, 1997......      200       95     170      162       -        -    2,000     75        153             485

Issuance of Common Stock pursuant
  to exercise of options..........        -        -       -        -       -        -       20      1          -               1
Issuance of Series B Preferred
  Stock at $1.00 per share........        -        -      60       60       -        -        -      -          -              60
Issuance of Series C Preferred
  Stock at $1.00 per share,
  net of issuance costs...........        -        -       -        -   3,000    2,957        -      -          -           2,957
Issuance of Series B Preferred
  Stock warrants in connection
  with notes payable..............        -        -       -        -       -        -        -      7          -               7
Net loss..........................        -        -       -        -       -        -        -      -     (2,043)         (2,043)
                                      -----   ------   -----   ------   -----   ------   ------  -----  ---------         -------
Balance at December 31, 1998......      200      $95     230     $222   3,000   $2,957    2,020    $83    $(1,890)        $ 1,467
                                      =====   ======   =====   ======   =====   ======   ======  =====  =========         =======


  The accompanying notes are an integral part of these financial statements.

Imparto Software Corporation
Statement of Cash Flows (in thousands)
Years Ended December 31, 1998 and 1997
--------------------------------------------------------------------------------

                                                                                           Years Ended December 31,
                                                                                           ------------------------
                                                                                              1998          1997
                                                                                           ----------    ----------

Cash flows from operating activities:
  Net income (loss).................................................................       $   (2,043)   $       51
  Adjustments to reconcile net income (loss) to net
    cash used in operating activities:                                                              -             -
      Provision for doubtful accounts...............................................               33             -
      Depreciation..................................................................               64            21
      Issuance of warrants..........................................................                7             -
      Changes in current assets and liabilities:                                                    -             -
        Accounts receivable.........................................................              118          (118)
        Prepaid expenses and other current assets...................................              118          (118)
        Accounts payable............................................................               88            56
        Accrued liabilities.........................................................               64            34
        Deferred revenue............................................................               19             -
                                                                                           ----------    ----------
          Net cash used in operating activities.....................................           (1,532)          (74)
                                                                                           ----------    ----------

Cash flows from investing activities:
  Purchase of property and equipment................................................             (136)          (96)
                                                                                           ----------    ----------
          Net cash used in investing activities.....................................             (136)          (96)
                                                                                           ----------    ----------

Cash flows from financing activities:
  Proceeds from issuance of Convertible Preferred
    Stock, net of issuance costs....................................................            3,017           257
  Proceeds from issuance of Common Stock............................................                1             -
  Proceeds from issuance of note payable............................................              195             5
                                                                                           ----------    ----------
          Net cash provided by financing activities.................................            3,213           262
                                                                                           ----------    ----------

Net increase in cash and cash equivalents...........................................            1,545            92

Cash and cash equivalents at beginning of year......................................              115            23
                                                                                           ----------    ----------

Cash and cash equivalents at end of year............................................       $    1,660    $      115
                                                                                           ==========    ==========

Supplemental cash flow information:
  Cash paid for interest............................................................       $        8    $        -
                                                                                           ==========    ==========


  The accompanying notes are an integral part of these financial statements.

                          IMPARTO SOFTWARE CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

1.   The Company and Summary of Significant Accounting Policies

     The Company

Imparto Software Corporation (the "Company") produces web-based marketing automation software applications that allow rapid two way communication between an organization and its target audience. The Company was incorporated in California in May 1996.

     Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Revenue recognition

The Company's revenues are derived from licenses of its marketing automation software applications and related services, which include implementation and customization, maintenance, training and consulting, and technical consulting and design services. The Company is currently phasing out the technical consulting and design piece of its business.

License fees are recognized upon delivery of the software, provided that there is a signed agreement evidencing a fixed and determinable fee and a determination that collection of the fee is probable. Service and support fees are recognized ratably over the term of the support agreement. Fees received in advance of revenue recognition are included in the balance sheet as deferred revenue.

Technical consulting and design revenues are recognized upon obtaining signed completion certificates from the customer and determination that collection of the fee is probable.

Service and other revenues are recognized as such provided to the customer, generally ratably over the service period.

     Cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company deposits its cash and cash equivalents with high credit quality financial institutions.

     Concentration of credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents and accounts receivable. The Company's accounts receivable are derived from revenue earned from customers located in the U.S.. The Company performs ongoing credit evaluations of its customers' financial condition and requires no collateral from its customers. The Company maintains an allowance for doubtful accounts receivable based upon the expected collectibility of accounts receivable.

At December 31, 1998 and 1997 one customer accounted for 44% and 47% of revenue and 54% and 31% of the net accounts receivable, respectively.

     Research and development

Costs incurred in the research and development of new products are charged to expense as incurred until the technological feasibility of the product has been established through the development of a working model. No costs have been capitalized to date as the effect on the financial statements for all periods presented is not significant.

     Property and equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three years.

                          IMPARTO SOFTWARE CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

     Stock-based compensation

The Company accounts for stock-based employee compensation using the intrinsic value method of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB No. 25") as permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). The Company provides footnote disclosures of the pro forma net income (loss), if materially different than reported net income, based on the fair method of SFAS No. 123.

     Income taxes

The Company accounts for income taxes under the liability method, which requires, among other things, that deferred income taxes be provided for temporary differences between the tax bases of the Company's assets and liabilities and their financial statement reported amounts. In addition, deferred tax assets are recorded for the future benefit of utilizing net operating losses and research and development credit carryforwards. A valuation allowance is provided against deferred tax assets unless it is more likely than not that they will be realized.

     Comprehensive income

The Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income" in 1998. SFAS No. 130 requires the Company to report in their financial statements, in addition to its net income (loss), comprehensive income (loss), which includes all changes in equity during a period from nonowner sources including, as applicable, foreign currency items, minimum pension liability adjustments and unrealized gains and losses on certain investments in debt and equity securities. During 1998 and 1997, such items were not significant, and the Company's comprehensive loss approximated its net loss.

     New accounting pronouncements

In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 requires that entities capitalize certain costs related to internal-use software once certain criteria have been met. The Company expects that the adoption of SOP 98-1 will not have a material impact on its financial position, results of operations or cash flows. The Company will be required to implement SOP 98-1 for the year ending December 31, 1999.

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 established methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. Because the Company currently holds no derivative instruments and does not engage in hedging activities, the Company expects that the adoption of SFAS No. 133 will not have a material impact on its financial position, results of operations or cash flows. The Company will be required to implement SFAS No. 133 for the year ending December 31, 1999.

                          IMPARTO SOFTWARE CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

2.   Balance Sheet Components (in thousands)

                                         December 31,
                                        ---------------
                                        1998      1997
                                        -----     -----
Accounts receivable, net:
   Accounts receivable                  $ 158     $ 276
   Allowance for doubtful accounts        (33)        -
                                        -----     -----

                                        $ 125     $ 276
                                        -----     -----

Property and equipment, net:
   Computer equipment                   $ 233     $ 117
   Furniture and fixtures                  28         8
                                        -----     -----
                                          261       125
   Less: Accumulated depreciation         (98)      (34)
                                        -----     -----

                                        $ 163     $  91
                                        -----     -----

3.   Income Taxes

The Company's provision (benefit) for income taxes consists of the following (in thousands):

                                          Year Ended
                                         December 31,
                                      -----------------
                                       1998       1997
                                      ------     ------
Current:
   Federal                            $(102)      $  29
   State                                  -           5
                                      -----       -----
            Total current              (102)         34
                                      -----       -----

Deferred:
   Federal                                -           -
   State                                  -           -
                                      -----       -----
            Total deferred                -           -
                                      -----       -----
                                      $(102)      $  34
                                      -----       -----

As at December 31, 1998 deferred tax assets relating primarily to net operating loss carryforwards, amounted to $850,000. A valuation allowance has been provided in an amount equal to these assets as sufficient uncertainty exists regarding their realizability.

At December 31, 1998, the Company had approximately $2,000,000 of federal and state net operating loss carryforwards available to offset future taxable income. Such carryforwards expire through 2018 and 2005 for federal and state purposes, respectively.

                          IMPARTO SOFTWARE CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

4.   Note Payable

In April 1998, the Company entered into an agreement with its bank that provides for borrowings of up to $600,000. The note is due for repayment in January 2000 and bears interest at the bank's prime rate plus 0.75% (8.25% as of December 31, 1998). The note is secured by all of the assets of the Company.

In connection with the note payable, the Company issued warrants to purchase 20,000 shares of Series B Convertible Preferred Stock for $1.00 per share in April 1998. Such warrants are outstanding at December 31, 1998 and expire in April 2003. Using the Black-Scholes option pricing model, the Company determined that the fair value of the warrants were $7,000 at the date of grant.

5.   Commitments

     Leases

The Company leases office space and equipment under noncancelable operating leases with various expiration dates through September 1999. The Company also subleases a property, the term of which expires in May, 1999.

Future minimum lease payments under noncancelable operating leases, net of future minimum sublease rental receipts aggregate $194,000 in 1999.

6.   Convertible Preferred Stock

Convertible Preferred Stock at December 31, 1998 consists of the following (in thousands):

                                                              Proceeds
                         Shares                                Net of
               --------------------------     Liquidation     Issuance
Series         Authorized     Outstanding        Amount         Costs
------         ----------     -----------     -----------     --------
   A              200            200           $  100          $   95
   B              250            230              230             222
   C            3,000          3,000            3,000           2,957
                -----          -----           ------          ------

                3,450          3,430           $3,330          $3,274
                -----          -----           ------          ------

The holders of Convertible Preferred Stock have various rights and preferences as follows:

     Voting

Each share of Series A, B and C Convertible Preferred Stock has voting rights equal to an equivalent number of shares of Common Stock into which it is convertible and votes together as one class with the Common Stock.

As long as shares of Convertible Preferred Stock remain outstanding, the Company must obtain approval from a majority of the holders of Convertible Preferred Stock in order to alter the Articles of Incorporation as related to Convertible Preferred Stock, change the authorized number of shares of Convertible Preferred Stock, repurchase any shares of Common Stock other than shares subject to the right of repurchase by the Company, change the authorized number of Directors, authorize a dividend for any class or series other than Convertible Preferred Stock, create a new class of stock or effect a merger, consolidation or sale of assets where the existing shareholders retain less than 50% of the voting stock of the surviving entity.

                          IMPARTO SOFTWARE CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

     Dividends

Holders of Series C Convertible Preferred Stock are entitled to receive noncumulative dividends at the per annum rate of $0.10 per share, when and if declared by the Board of Directors. The holders of Series A, B and C Convertible Preferred Stock will also be entitled to participate in dividends on Common Stock, when and if declared by the Board of Directors, based on the number of shares of Common Stock held on an as-if-converted basis. No dividends on Convertible Preferred Stock or Common Stock have been declared by the Board of Directors from inception through December 31, 1998.

     Liquidation

In the event of any liquidation, dissolution or winding up of the Company, including a merger, acquisition or sale of assets where the beneficial owners of the Company retain less than a majority of the voting power in the surviving entity, the holders of Series A, B and C Convertible Preferred Stock are entitled to receive an amount of $0.50, $1.00 and $1.00 per share, respectively, plus any declared but unpaid dividends prior to and in preference to any distribution to the holders of Common Stock. Upon completion of the distribution to the holders of Convertible Preferred Stock, the remaining assets of the Company shall be distributed among the holders of Series A, B and C Convertible Preferred Stock and Common Stock pro rata leased on the number of shares of Common Stock held by each (assuming conversion of all shares of Convertible Preferred Stock into shares of Common Stock) until the holders of Series A, B and C Convertible Preferred Stock have received an aggregate amount per share equal to five times the original issue price. Once this distribution is completed, the remaining assets, if any, shall be distributed ratably among the holders of the Series A, B and C Preferred Stock and Common Stock in proportion to the number of shares of Common Stock owned by each such holder (assuming conversion of Series A, B and C Preferred Stock). Should the Company's legally available assets be insufficient to satisfy the liquidation preferences, the funds will be distributed ratably to the Series A, B and C Convertible Preferred Stock preferences.

     Conversion

Each share of Series A, B and C Convertible Preferred Stock is convertible at any time after the date of issuance, at the option of the holder, according to a conversion ratio, subject to adjustment for dilution. Each share of Series A, B and C Convertible Preferred Stock automatically converts into the number of shares of Common Stock into which such shares are convertible at the then effective conversion ratio upon (1) the closing of a public offering of Common Stock at a per share price of at least $5.00 per share with gross proceeds of at least $10,000,000, (2) the date on which the majority of the shares of Series C Preferred Stock (on the original issue date) are converted into shares of Common Stock, or (3) the consent of the holders of the majority of Convertible Preferred Stock.

7.   Stock Option Plans

The Company's 1996 Stock Option Plan (the "Plan") provides for the granting of stock options to employees and consultants of the Company. Options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options ("ISO") may be granted only to Company employees (including officers and directors who are also employees). Nonqualified stock options ("NSO") may be granted to Company's employees and consultants. The Company has reserved 1,490,000 shares of Common Stock for issuance under the Plan.

Options under the Plan may be granted for periods of up to ten years and with exercise prices no less than 85% of the estimated fair value of the shares on the date of grant as determined by the Board of Directors, provided, however, that (i) the exercise price of an ISO and NSO shall not be less than 100% and 85% of the estimated fair value of the shares on the date of grant, respectively, and (ii) the exercise price of an ISO and NSO granted to a 10% shareholder shall not be less than 110% of the estimated fair value of the shares on the date of grant, respectively.

                          IMPARTO SOFTWARE CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

A summary of the activity under the Plan is as follows:

                                                     1998                                 1997
                                       ----------------------------------      --------------------------
                                          Options               Price              Options        Price
                                       --------------       -------------      --------------   ---------
                                       (in thousands)                          (in thousands)
Options outstanding at January 1           99               $        0.04              -            $   -
   Options granted                        880               $0.06 - $0.10            171            $0.04
   Options exercised                      (20)              $0.04 - $0.06              -            $   -
   Options canceled                      (100)              $0.04 - $0.06            (72)           $0.04
                                        -----                                       ----

Options outstanding
   at December 31                         860               $0.04 - $0.10             99            $0.04
                                        -----                                       ----

Options vested at
   December 31                             41               $0.04 - $0.06             11            $0.04
                                        -----                                       ----

                                                                        Options Exercisable at
                      Options Outstanding at December 31, 1998             December 31, 1998
                    --------------------------------------------      ----------------------------
                                         Weighted
                                          Average       Weighted                          Weighted
 Range of                                Remaining       Average                           Average
 Exercise               Number          Contractual     Exercise          Number          Exercise
  Price               Outstanding           Life          Price         Outstanding         Price
-------------       --------------      -----------     --------      --------------      --------
                    (in thousands)                                    (in thousands)

$0.04 - $0.10             819             9 years         $0.09              41             $0.05
                         ----                                               ---

8.   Employee Benefit Plans

Effective September 1998 the Company adopted a 401(k) Savings and Retirement Plan that qualifies as a deferred salary arrangement under Section 401 of the Internal Revenue Service code. Under the Plan, participating employees may defer a portion of their pretax earnings into the Plan. The Company may value discretionary payments into the Plan, however no such contributions have been made through December 31, 1998.

9.   Subsequent Events

In January 1999, the Company entered into an agreement with its bank to provide an additional $400,000 of working capital in the form of a note payable. The note is due for repayment in January 2000 and bears interest at the bank's prime rate plus 0.75%. The note is secured by the assets of the Company.

On July 20, 1999, the Company issued 2,139,037 shares of Series D Convertible Preferred Stock for aggregate proceeds of $4 million. The various rights and preferences of the Series D stock are similar to the Series A, B and C Convertible Preferred Stock.

10.  Subsequent Event (Unaudited)

On December 12, 1999, the Company entered into an Agreement and Plan of Merger with Primus Knowledge Solutions ("Primus"). The merger closed on December 14, 1999. Primus issued 1,000,000 shares of its common stock (the "Total Merger Consideration") in exchange for each outstanding share of Imparto capital stock and all outstanding stock options and warrants to acquire Imparto common stock.

                          IMPARTO SOFTWARE CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

The Total Merger Consideration will be allocated between (i) the portion to be received by the holders of the Company's preferred stock and common stock (the "Net Merger Consideration"), and (ii) the portion issuable to the holders of the Company's options and warrants upon the respective exercise or conversion thereof (the "Option Merger Consideration"). The Net Merger Consideration and the Option Merger Consideration was paid to the Company's shareholders as follows: holders of the Company's common stock received 0.0767 of a share of Primus common stock in the Merger for each share of the Company's common stock they held, and the holders of the Company's Series D preferred stock received
0.1167 of a share of Primus common stock for each share of the Company's Series D preferred stock they held. All outstanding shares of the Company's Series A, Series B and Series C preferred stock were converted into common stock prior to the effective time of the merger.

Options outstanding to purchase shares of the Company's common stock, whether or not vested or exercisable, were assumed by Primus and constitute an option to acquire shares of Primus common stock, on substantially the same terms as were applicable under the assumed option. Warrants outstanding to purchase capital stock of the Company were assumed by Primus and constitute a warrant to acquire shares of Primus common stock, on substantially the same terms and conditions as were applicable under the assumed warrant.